FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica -Agreement T.Deutschland and Telxius	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Telefónica’s subsidiary in Germany, Telefónica Germany GmbH & Co. OHG (“Telefónica Deutschland”) has today signed an agreement with Telxius Telecom, S.A. (“Telxius”) to sell approximately 10,100 sites to Telxius for 1.5 billion euros, which implies a multiple of c.23x EV/EBITDA.
The agreement includes a commitment to build 2,400 additional sites in the next four years, ensuring exceptional growth for Telxius in Europe's largest market.
Telxius will finance 90% of the acquisition via a capital increase -to be subscribed by its current shareholders in proportion to their participation in the company- and by internally generated resources. The remaining 10% will be financed through incremental debt.
The transaction, which is subject to regulatory approvals, is structured in two phases with Telxius acquiring approximately 60% of the portfolio initially and the remaining 40% by August of 2021.
This acquisition and the commitment to build the new sites will allow Telxius to multiply its portfolio in Germany by more than six times to nearly 15,000 own sites, growing its global portfolio to 32,800 sites in the 6 countries where the company operates, approximately 80% of which are located in Europe.
The agreement allows Telefónica Deutschland to further enhance its financial flexibility while the company secures access to important locations via long-term lease agreements agreed by the parties.
This transaction will reduce Telefónica Group's net debt by approximately 500 million euros between 2020 and 2021, due to the contribution made by the partners in Telxius, net of the corresponding tax impacts derived from the transaction.
With this agreement, Telefonica continues advancing on the strategy set by the company last September 10, 2019 -and later ratified with the creation of Telefónica Infra- to accelerate the monetisation of its extensive portfolio of mobile sites, as part of its strategy based on value creation for the shareholder, improving return on capital employed and making a more efficient use of its infrastructure. In 2019, Telefónica successfully closed the sale of more than 6,000 telecommunications towers (of which approximately 3,000 to Telxius) at an average implied multiple of 18x OIBDA.

This agreement strengthens the position of Telefónica Infra, a portfolio management unit which owns Telefónica Group’s stakes in infrastructure vehicles and has 50.01% of Telxius as its main asset. In the last few months, Telxius has completed acquisitions of towers in Brazil and Peru. The creation of Telefonica Infra was one of the five strategic decisions taken under the New Telefonica plan unveiled on November 27, 2019.

Madrid, June 8, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	June 8, 2020	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors